DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AV
7

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com


06015117


SEC MAIL
RECEIVED
PROCESSING
JUL 11 2006
WASH. D.C.
156
SECTION

File No. 82-5151

July 11, 2006

Re: Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Quarterly information for the period of January-March 2006, dated March 31, 2006.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Maria Norbis
Legal Assistant

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

(NY) 07945/001/12G06/06.14.sec.doc

File No. 82-5151


SEC MAIL
RECEIVED
PROCESSING
JUL 11 2006
WASH. D.C.
156
SECTION

Quarterly Information

Telefônica Data Brasil Holding S.A.

Quarter ended March 31, 2006
with Special Review Report of Independent Auditors

(A free translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices adopted in Brazil)

TELEFÔNICA DATA BRASIL HOLDING S.A.

QUARTERLY INFORMATION

March 31, 2006

Contents

UNQUALIFIED SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS
(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders
Telefônica Data Brasil Holding S.A.
São Paulo – SP

1. We have performed a special review of the accompanying Quarterly Information (ITR) (Company and Consolidated) of Telefônica Data Brasil Holding S.A. and its subsidiaries (Company under Corporate Restructuring of subsidiaries - refer to note 27) for the quarter ended March 31, 2006, including the balance sheets, statements of income, management comments on consolidated performance and other significant information, prepared in accordance with the accounting practices adopted in Brazil. This quarterly information is the responsibility of the Company's and its subsidiaries' management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Company and its subsidiary as to the main criteria adopted in preparing the Quarterly Information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information (Company and consolidated) referred to above for it to be in conformity with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of Quarterly Information.

4. The balance sheets (Company and Consolidated) at December 31, 2005, presented for comparison purposes, were audited by us, on which we issued an unqualified opinion report dated January 31, 2006. The statements of operations (Company and Consolidated) for the quarter ended March 31, 2005, also presented for comparison purposes, were reviewed by other independent auditors, who issued an unqualified special review report dated May 04, 2005.

São Paulo (SP), May 5, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Marques
Accountant CRC-1SP147693/O-5

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS
March 31, 2006 and December 31, 2005
(In thousands of reais)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	March 31, 2006	**December 31, 2005**	**March 31, 2006**	**December 31, 2005**
Assets				
Current assets	**8,048**	8,403	**155,957**	155,702
Cash and cash equivalents	-	-	**5,565**	10,049
Cash and banks	-	-	**676**	6,480
Short-term investments	-	-	**4,889**	3,569
Trade accounts receivable, net	-	-	**113,059**	101,896
Deferred and recoverable taxes	-	-	**19,808**	24,964
Inventories	-	-	**1,204**	1,214
Intercompany receivables	**8,048**	8,403	**12,670**	13,205
Other	-	-	**1,417**	1,603
Prepaid expenses	-	-	**2,234**	2,771
Noncurrent assets	-	-	**172,617**	213,660
Deferred and recoverable taxes	-	-	**170,443**	212,269
Intercompany receivables	-	-	**672**	977
Other	-	-	**1,502**	414
Permanent assets	**539,633**	588,893	**532,600**	556,032
Investments	**539,633**	588,893	**279,701**	285,605
Property, plant and equipment			**252,899**	270,403
Deferred charges	-	-	-	24
Total assets	**547,681**	597,296	**861,174**	925,394

	Company		Consolidated	
	March 31, 2006	**December 31, 2005**	**March 31, 2006**	**December 31, 2005**
Liabilities and shareholders' equity				
Current liabilities	**261**	132	**305,839**	326,259
Loans and financing			**136,131**	151,138
Accounts payable	**205**	60	**83,695**	92,321
Taxes payable	-	-	**17,929**	14,412
Payroll and related charges	-	-	**23,660**	28,495
Temporary losses on derivatives	-	-	**24,540**	19,112
Intercompany payables	**56**	72	**13,503**	14,490
Other	-	-	**6,381**	6,291
Noncurrent liabilities	-	-	**7,915**	1,971
Plan for executive incentives	-	-	**1,473**	1,001
Reserve for contingencies	-	-	**1,503**	970
Provision for leasehold maintenance	-	-	**4,939**	-
Shareholders' equity	**547,420**	597,164	**547,420**	597,164
Capital	**702,879**	702,879	**702,879**	702,879
Accumulated losses	**(155,459)**	(105,715)	**(155,459)**	(105,715)
Total liabilities and shareholders' equity	**547,681**	597,296	**861,174**	925,394

See accompanying notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF INCOME
Quarters ended March 31, 2006 and 2005
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	Quarter ended March 31, 2006	Quarter ended March 31, 2005	Quarter ended March 31, 2006	Quarter ended March 31, 2005
Gross operating revenue	-	-	**239,119**	210,977
Deductions:	-	-	**(43,079)**	(36,769)
ICMS (state VAT)	-	-	**(27,862)**	(23,590)
PIS and COFINS (taxes on revenue)	-	-	**(13,960)**	(12,062)
ISS (service tax)	-	-	**(1,257)**	(1,117)
Net operating revenue	-	-	**196,040**	174,208
Cost of services provided	-	-	**(130,611)**	(121,701)
Gross profit	-	-	**65,429**	52,507
Operating income (expenses)	**(49,744)**	959	**(69,542)**	(49,039)
Selling	-	-	**(23,484)**	(18,920)
General and administrative	**(483)**	(596)	**(24,823)**	(16,949)
Financial expenses	-	-	**(29,865)**	(36,431)
Financial income	-	-	**22,415**	26,862
Other, net	**(5,904)**	(3,215)	**(13,785)**	(3,601)
Equity pick-up	**(43,357)**	4,770	-	-
Income (loss) from operations	**(49,744)**	959	**(4,113)**	3,468
Other nonoperating income, net	-	-	**201**	4
Income (loss) before income and social contribution taxes	**(49,744)**	959	**(3,912)**	3,472
Income and social contribution taxes	-	-	**(45,832)**	(2,513)
Net income (loss)	**(49,744)**	959	**(49,744)**	959
Shares outstanding at end of quarter (thousands)	**1,071,153,386**	1,071,153,386		
Earnings (loss) per thousand shares (R$)	**(0.05)**	0.00		

TELEFÔNICA DATA BRASIL HOLDING S.A.

NOTES TO THE QUARTERLY INFORMATION
March 31, 2006
(In thousands of reais, unless otherwise stated)

1. Operations and Background

a) Ownership control and operations

Telefônica Data Brasil Holding S.A. (the "Company") was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at a Special General Meeting held on the same date.

The Company is headquartered in the capital city of São Paulo state. TDBH is a company of the Telefônica Group, the telecommunication leader in Spain present in many European and Latin American countries. At March 31, 2006, the Telefônica Group had a total interest of 93.98% in the capital of the Company, 92.94% of which represented by common shares and 94.50% by preferred shares.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly traded company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depositary Shares – ADS's – Level I, are traded on the New York Stock Exchange (NYSE).

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched network services, as well as providing other telecommunications and related services.
- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched network services and other related services in its concession area.
- Promoting, performing or assisting in fund-raising from internal and external sources for the Company or its subsidiaries.
- Effecting or promoting the import of assets and services for its subsidiaries, performing other similar or related activities and holding equity interests in other companies.

The Company, through a wholly-owned subsidiary Telefônica Empresas, holds authorization by the National Telecommunications Agency (Anatel) to provide Multimedia Telecommunication Service (SCM) nationwide.

1. Operations and Background (Continued)

b) Subsidiaries

At December 31, 2005, the subsidiary Telefônica Empresas S.A. acquired the net assets of Telefônica Móbile Solutions do Brasil Ltda. and Adquira do Brasil Ltda. at their book value (see Note 9. c) which were merged on the same date.

With the merger of Adquira do Brasil Ltda., the subsidiary Telefônica Empresas S.A. became the holder of a 99.9% interest in the capital of Katalyx Cataloguing do Brasil Ltda., consolidated in the financial statements of Telefônica Data Brasil Holding S.A.

2. Presentation of Quarterly Information

The Quarterly Information (Company and Consolidated) has been prepared in accordance with the accounting practices adopted in Brazil and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated Quarterly Information includes the balances and transactions of the wholly-owned subsidiary Telefônica Empresas S.A., in accordance with standards established by the CVM.

In consolidation, all intercompany balances and transactions have been eliminated and the subsidiary's accounting practices are consistent with those adopted by the Company.

3. Summary of Significant Accounting Practices

The Quarterly Information for the quarter ended March 31, 2006 have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements for the last fiscal year, and should be read together with those financial statements.

(In thousands of reais, unless otherwise stated)

4. Cash and Cash Equivalents

	Consolidated	
	Mar/2006	Dec/2005
Cash and banks	676	6,480
Short-term investments	4,889	3,569
Total	5,565	10,049

Short-term investments are composed of highly liquid investments.

5. Trade Accounts Receivable, Net

	Consolidated	
	Mar/2006	Dec/2005
Billed amounts	84,743	84,777
Unbilled amounts	46,380	34,781
	131,123	119,558
Allowance for doubtful accounts	(18,064)	(17,662)
Total	113,059	101,896
Falling due	90,403	85,776
Past-due – 1 to 30 days	13,868	8,788
Past-due – 31 to 60 days	4,427	2,547
Past-due – 61 to 90 days	3,371	2,556
Past-due – 91 to 120 days	1,380	1,011
Past-due – more than 120 days	17,674	18,880
Total	131,123	119,558

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes

	Consolidated	
	Mar/2006	**Dec/2005**
Recoverable taxes:		
Income and social contribution taxes	**4,287**	3,934
ICMS (state VAT)	**18,040**	23,853
PIS and COFINS (taxes on revenue)	**3,733**	2,146
Other	**3,024**	3,496
	29,084	33,429
Deferred taxes:		
Income tax on temporary differences	**12,385**	8,110
Social contribution tax on temporary differences	**4,458**	2,920
Income tax loss carryforwards	**167**	33,476
Social contribution tax loss carryforwards	**60**	12,159
Transferred tax credit - Figueira	**143,601**	146,643
Transferred tax credit – Katalyx Transportation	**496**	496
	161,167	203,804
Total	**190,251**	237,233
Current	**19,808**	24,964
Noncurrent	**170,443**	212,269

The balances of recoverable income and social contribution taxes are being offset against other federal taxes.

The Company's management expects to recover deferred tax credits as of March 31, 2006 as follows:

Year	Amount
2006	23,471
2007	5,070
2008	14,582
2009	33,481
2010	52,945
2011	31,618
	161,167

Approval of the corporate restructuring mentioned in Note 27 required that the balances corresponding to income and social contribution taxes on tax losses be written off, as set forth by current tax legislation.

(In thousands of reais, unless otherwise stated)

6. Deferred and Recoverable Taxes (Continued)

Transferred tax credit

The corporate restructuring in 2001 (Note 9.b) was implemented so as to prevent the amortization of the transferred goodwill from adversely affecting future income, both in the consolidated financial statements and in the financial statements of the subsidiary Telefônica Empresas S.A.

The subsidiary's accounting records for corporate and tax purposes are found in specific (transferred) goodwill and provision accounts and the corresponding amortization, reversal of the provision and realization of the tax credit are as follows:

	Mar/2006	Dec/2005
Figueira		
Goodwill	**422,358**	431,303
Provision	**(278,757)**	(284,660)
Net	**143,601**	146,643

	Mar/2006	Mar/2005
Goodwill amortization	**(8,945)**	(4,871)
Provision reversal	**5,903**	3,215
Tax credit	**3,042**	1,656
Effect on income	**-**	-

For the calculation of the transferred tax credit, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of provision reversal and the related tax credit, did not generate any effects on net income (loss) for the periods ended March 31, 2006 and 2005.

For a fair presentation of the Company's financial position and results of its operations, the net amount of R$143,601 (R$146,643 as of December 31, 2005) which essentially represents the transferred tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the subsidiary's corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

(In thousands of reais, unless otherwise stated)

7. Inventories

	Consolidated	
	Mar/2006	**Dec/2005**
Maintenance materials	**1,204**	1,214
Total	**1,204**	1,214

8. Other Assets

	Consolidated	
	Mar/2006	**Dec/2005**
Advances to employees	**837**	1,026
Advances to suppliers	**461**	509
Judicial deposits	**1,227**	264
Other	**394**	218
Total	**2,919**	2,017
Current	**1,417**	1,603
Noncurrent	**1,502**	414

9. Investments

a) Investment balance

	Company	
	Mar/2006	**Dec/2005**
Telefônica Empresas S.A.	**260,876**	304,233
Goodwill on investment acquisition	**278,757**	284,660
Total	**539,633**	588,893

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, and includes the special goodwill reserve resulting from the corporate restructuring described below.

(In thousands of reais, unless otherwise stated)

9. **Investments** (Continued)

a) Investment balance (Continued)

The principal data on the subsidiary are as follows:

	Mar/2006	Dec/2005
Capital	**235,235**	235,235
Capital reserves (goodwill and donation)	**156,341**	156,341
Accumulated losses	**(130,700)**	(87,343)
Subsidiary's shareholders' equity	**260,876**	304,233
Number of common shares without par value outstanding at the balance sheet date and held by the Company	**241,526**	241,526
Ownership percentage	**100%**	100%

	Mar/2006	Mar/2005
Subsidiary's gain (loss) recorded as equity pick-up by the Company	**(43,357)**	4,770

b) Corporate restructuring of subsidiaries

In June 2001, the Company increased the capital of Figueira Administração e Participações S.A. ("Figueira") by R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares. Figueira was a subsidiary of Banco Itaú S.A. by the time and held operational assets related to the telecommunication network operation for this bank, as well as investments corresponding to 73% of total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (company holding the authorization to provide Multimedia Communication Service).

In July 2001, Figueira was partially spun-off, with the transfer of operational assets and investments to the wholly-owned subsidiary Spanish Participações S.A. ("Spanish"), at book value, in accordance with a specialized company's report, dated July 27, 2001, and the spun-off net worth was R$37,828.

This operation generated goodwill of R$456,478 (R$422,359, net of amortization as of March 31, 2006), based upon the subsidiary's expected future profitability, to be amortized over the period established by prevailing tax legislation and regulation.

(In thousands of reais, unless otherwise stated)

9. **Investments** (Continued)

b) Corporate restructuring of subsidiaries (Continued)

According to the Extraordinary Shareholders' Meeting held on October 26, 2001, the shareholders and members of the companies involved approved a corporate restructuring proposal, including capital contribution to subsidiary through investment and subsequent mergers without change to voting rights, dividend receipts and equity rights of Telefônica Empresas S.A.'s shareholders, based on the book values of the companies involved and the appraisal report prepared by a specialized firm. This restructuring did not require prior authorization by the National Telecommunications Agency (ANATEL) or any other regulatory authorities.

The transferred goodwill had as matching entries deferred charges and a special goodwill reserve set up upon the absorption of the net assets of companies involved in the restructuring. The special goodwill reserve in Telefônica Empresas S.A. was set up in favor of the controlling shareholder in view of the future tax benefit to be earned. In the Company's balance sheet, said goodwill is classified as goodwill on investment acquisition, net of tax credit of R$143,601 (R$146,643 at December 31, 2005). In the consolidated balance sheet, the tax credit is recorded in noncurrent assets, due to its nature.

In accordance with the business plans prepared by management, this goodwill is recoverable in future transactions within ten years after the acquisition. Management is periodically conducting analyses regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of March 31, 2005, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in the goodwill amortization criterion defined below:

Year	Amount
2006	26,836
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,515
	422,358

(In thousands of reais, unless otherwise stated)

9. Investments (Continued)

c) Acquisition of investments

As described in Note 1, the subsidiary Telefônica Empresas S.A. acquired the net assets of Telefônica Móbile Solutions do Brasil Ltda. and Adquira do Brasil Ltda., at their book value as of November 30, 2005, based on the appraisal report prepared by a specialized firm, plus changes in net equity through December 31, 2005, as follows:

	Adquira	TMSB
Assets		
Current	1,783	3,987
Permanent	1,610	21
	3,393	4,008
Liabilities		
Current	2,072	3,707
Noncurrent	1,211	-
	3,283	3,707
Net assets	110	301

Net assets is recorded as a balance payable to Telefônica Soluciones de Informática y Comunicaciones de Empresas, amounting to R$411.

(In thousands of reais, unless otherwise stated)

10. Property, Plant and Equipment, Net

		Consolidated					
		Mar/2006			Dec/2005		
	Annual depreciation rates %	Cost	Depreciation	Net	Cost	Depreciation	Net
Assets and installations in service:		646,711	(412,089)	234,622	622,287	(384,023)	238,264
Switching and transmission equipment	20.0	298,926	(225,068)	73,858	296,186	(214,480)	81,706
Transmission equipment, aerial and underground cables, buildings, teleprinters, energy equipment and furniture	10.0	19,984	(8,881)	11,103	18,177	(7,765)	10,412
Private automatic switching center	25.0	185,049	(99,401)	85,648	176,047	(90,214)	85,833
IT equipment	20.0	24,265	(11,960)	12,305	21,446	(11,025)	10,421
Buildings and underground lines	4.0	433	(35)	398	433	(31)	402
Vehicles	20.0	4,721	(1,254)	3,467	4,980	(1,458)	3,522
Leasehold improvements	20.0	31,884	(25,565)	6,319	27,577	(22,850)	4,727
Software	20.0	81,136	(39,617)	41,519	77,125	(35,890)	41,235
Other	12.5	313	(308)	5	316	(310)	6
Assets and construction in progress	-	18,277	-	18,277	32,139	-	32,139
Total		664,988	(412,089)	252,899	654,426	(384,023)	270,403
Average depreciation rate %				23,61			19,53
Balance of fully depreciated assets				161,368			129,303

The Company began recognizing the leasehold maintenance costs, recorded as noncurrent liabilities. The amount recognized corresponded to R$4,939 (R$2,914 net of amortization at March 31, 2006). This amount is amortized over the term of the property lease agreement.

11. Deferred Charges

	Consolidated	
	Mar/2006	Dec/2005
Preoperating expenses	7,830	7,830
Accumulated amortization	(7,830)	(7,806)
Total	-	24

(In thousands of reais, unless otherwise stated)

12. Loans and Financing

	Consolidated Mar/2006		
	Interest rate	**Maturity**	**Current**
Loans in foreign currency	(*)	**By 2007**	**135,220**
Financing in local currency	103% of CDI	**In 2006**	**911**
Total			**136,131**

	Consolidated Dec/2005		
	Interest rate	**Maturity**	**Current**
Loans in foreign currency	(*)	**In 2006**	150,274
Financing in local currency	103% of CDI		864
Total			151,138

The foreign currency loans are as follows:

			Consolidated Mar/2006		
	Currency	**(*) Annual interest rate**	**Principal**	**Interest**	**Total balance**
Resolution No. 2770	**USD**	4.0% to 5.50%	**97,517**	**2,765**	**100,282**
Resolution No. 2770	**JPY**	1.80%	**34,527**	**411**	**34,938**
			132,044	**3,176**	**135,220**

			Consolidated Dec/2005		
	Currency	**(*) Annual interest rate**	**Principal**	**Interest**	**Total balance**
Resolution No. 2770	USD	4.00% to 5.90%	109,853	3,043	112,896
Resolution No. 2770	JPY	1.80%	37,103	275	37,378
			146,956	3,318	150,274

To reduce the risk of losses due to exchange rate fluctuations, which would increase debt balance in foreign currency, the subsidiary has entered into currency swap transactions as described in Note 26. Loans are guaranteed by promissory notes.

TELEFÔNICA DATA BRASIL HOLDING S.A.

NOTES TO THE QUARTERLY INFORMATION (Continued)
March 31, 2006
(In thousands of reais, unless otherwise stated)

13. Taxes Payable

	Consolidated	
	Mar/2006	**Dec/2005**
Direct and indirect taxes		
ICMS (State VAT)	**7,748**	8,432
PIS and COFINS (Social contribution taxes on gross revenue)	**4,819**	4,808
Income and social contribution taxes	**3,119**	311
FUST	**1,325**	384
Other	**918**	477
Total current	**17,929**	14,412

14. Payroll and Related Charges

	Consolidated	
	Mar/2006	**Dec/2005**
Salaries	**3,332**	3,530
Payroll charges	**13,852**	13,080
Benefits	**493**	713
Employees' profit sharing	**4,075**	9,565
Sales bonus	**1,908**	1,607
Total	**23,660**	28,495

15. Other Liabilities

	Consolidated	
	Mar/2006	**Dec/2005**
Refundable	**1,634**	1,066
Consignments for third parties	**4,103**	2,115
Advanced billing	**643**	3,095
Other	**1**	15
Current	**6,381**	6,291

(In thousands of reais, unless otherwise stated)

16. Reserve for Contingencies

The subsidiary Telefônica Empresas S.A. is a party to lawsuits involving labor and civil claims in the normal course of its operations. The Company management, based on the opinion of its legal counsel, recognized a reserve for the lawsuits to which the chances of unfavorable outcomes were considered as probable, in the amount of R$1,503 ($970 as of Dec 31, 2005).

Shown below are the amounts involved and respective risk levels:

	Risk of unfavorable outcome			
Nature	**Probable**	**Possible**	**Remote**	**Total**
Labor	1,404	7,496	1,008	9,908
Civil	99	1,889	15,354	17,342
Tax	-	2,017	-	2,017
Total	1,503	11,402	16,362	29,267

On December 15, 2005, Anatel enacted Digest No. 1 (later renumerated as Digest No. 7), where it expresses its understanding that interconnection expenses shall not be excluded from the basis of assessment of the Contribution for the Fund for Universal Access to Telecommunications Services (FUST), changing its previous understanding that provided for such exclusion. The Digest is effective retroactively to January 2001. In view of the foregoing, on January 9, 2006, the Company, through Brazilian Association of Fixed Telephone Companies (ABRAFIX), filed writ applying for a court injunction to ensure the Company's right to exclude interconnection expenses when computing the basis of assessment of the FUST. The case is at trial court. The contingency was rated as possible by the Company's legal counsel. The amount involved is R$2,017. Since December 2005, the Company is making judicial deposits for the amounts being questioned. A provision has been set up for the amount of the deposits made.

17. Shareholder's Equity

a) Capital

As of March 31, 2006 and December 31, 2005, subscribed and paid-up capital is R$702,879, represented by book-entry shares without par value, as follows:

(In thousands of reais, unless otherwise stated)

17. Shareholder's Equity (Continued)

a) Capital (Continued)

	Mar/2006
Common shares	358,716,131,431
Preferred shares	712,437,254,531
Total outstanding shares	1,071,153,385,962
Net equity per thousand shares – R$	0.55

The Company is authorized to increase its capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the relevant issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws or legislation, and have preference to capital reimbursement, without premium, and dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision by the Board of Directors, the preferential right may be excluded in cases provided for in the Company's bylaws.

18. Gross Operating Revenue

	Consolidated	
	Mar/2006	Mar/2005
Packet-switched data services	**187,106**	160,761
Commissions (i)	**21,929**	21,954
Solutions and other	**30,084**	28,262
Total	**239,119**	210,977

(i) Refers to the commission on voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 24).

(In thousands of reais, unless otherwise stated)

19. Cost of Services Provided

	Consolidated	
	Mar/2006	**Mar/2005**
Personnel	**(13,450)**	(10,076)
Outsourced services	**(22,036)**	(24,781)
Rentals (i)	**(63,400)**	(61,118)
Depreciation and amortization	**(27,774)**	(23,487)
Leasing	**-**	(1,006)
Other	**(3,951)**	(1,233)
Total	**(130,611)**	(121,701)

(i) Include rent paid to affiliated company Telesp for use of the network (Note 24).

20. Operating Expenses

a) Selling expenses

	Consolidated	
	Mar/2006	**Mar/2005**
Personnel	**(14,648)**	(11,493)
Outsourced services	**(7,868)**	(6,295)
Allowance for doubtful accounts	**(578)**	(862)
Depreciation and amortization	**(5)**	(5)
Other	**(385)**	(265)
Total	**(23,484)**	(18,920)

b) General and administrative expenses

	Company		Consolidated	
	Mar/2006	**Mar/2005**	**Mar/2006**	**Mar/2005**
Personnel	**(14)**	(20)	**(9,253)**	(4,015)
Outsourced services	**(468)**	(572)	**(13,183)**	(10,228)
Rent	**-**	-	**(957)**	(911)
Depreciation and amortization	**-**	-	**(756)**	(1,098)
Other	**-**	(4)	**(674)**	(697)
Total	**(482)**	(596)	**(24,823)**	(16,949)

(In thousands of reais, unless otherwise stated)

20. **Operating Expenses** (Continued)

c) Other operating expenses, net

	Company		Consolidated	
	Mar/2006	**Mar/2005**	**Mar/2006**	**Mar/2005**
Other operating income:				
Reversal of reserves	-	-	-	1,201
Recovered expenses	-	-	**391**	34
Other	-	-	**702**	169
	-	-	**1,093**	1,404
Other operating expenses:				
Taxes other than on income	-	-	**(8,176)**	(1,546)
Amortization of goodwill	**(5,904)**	(3,215)	**(5,904)**	(3,215)
Other	-	-	**(798)**	(244)
	(5,904)	(3,215)	**(14,878)**	(5,005)
Total	**(5,904)**	(3,215)	**(13,785)**	(3,601)

21. Financial Expenses, Net

	Consolidated	
	Mar/2006	**Mar/2005**
Financial income		
Interest on short-term investments	**433**	641
Gains on derivative transactions	**10,815**	22,877
Restatements/Foreign exchange gains	**11,046**	3,127
Other	**121**	217
	22,415	26,862
Financial expenses		
Interest	**(1,603)**	(1,401)
Losses on derivative transactions	**(27,241)**	(34,089)
Restatements/Foreign exchange losses	**(341)**	(114)
Other	**(680)**	(827)
	(29,865)	(36,431)
Total	**(7,450)**	(9,569)

(In thousands of reais, unless otherwise stated)

22. Income and Social Contribution Taxes

The table below shows a reconciliation of the recorded tax expense with the amount that resulted from applying the combined tax rate of 34% (25% for income tax and 9% for social contribution tax on income):

	Consolidated	
	Mar/2006	**Mar/2005**
Income (loss) before taxes	**(3,912)**	3,472
Social contribution tax:		
Social contribution tax credit (expense)	**352**	(312)
Permanent differences		
Reversal of tax credit	**(12,076)**	-
Nondeductible expenses	**(66)**	(10)
Goodwill amortization	**(531)**	(289)
Other	**109**	(54)
Social contribution tax expense in the statement of operations	**(12,212)**	(665)
Income tax:		
Income tax credit (expense)	**978**	(868)
Permanent differences:		
Reversal of tax credit	**(33,246)**	-
Nondeductible expenses	**(137)**	(1)
Gifts	**(50)**	(27)
Goodwill amortization	**(1,475)**	(803)
Other	**310**	(149)
Income tax expense in the statement of operations	**(33,620)**	(1,848)
Total income and social contribution taxes	**(45,832)**	(2,513)

(In thousands of reais, unless otherwise stated)

23. Post Retirement Benefit Plans

The subsidiary Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas Benefit Plan, a defined contribution plan administered by Visão Prev Sociedade de Previdência Complementar.

The plan is funded by contributions made by participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are equal to those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Telefônica Empresas S.A. recorded the effects of the actuarial calculations required by CVM Resolution No. 371, of December 13, 2000. For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2005, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by CVM through Circular Letter CVM/SEP/SNC/No. 01/2002.

In the first quarter of 2006, the subsidiary's contributions to the Visão Telefônica Empresas Plan amounted to R$824 (R$699 in the first quarter of 2005).

Shown below are expenses estimated for 2006 as per actuaries' reports:

Cost of current service	(510)
Interest cost	(263)
Expected return on plan assets	716
Employee's contribution	14
Total	(43)

(In thousands of reais, unless otherwise stated)

24. Related Party Transactions

The most significant intercompany balances arise from transactions with the controlling group companies, which were carried out under usual market conditions for these types of operations as follows:

	Consolidated	
	Mar/2006	**Dec/2005**
ASSETS		
Current assets		
Trade accounts receivable	**20,652**	28,534
Other Intercompany receivables	**12,670**	13,205
Noncurrent assets		
Other Intercompany receivables	**672**	977
Total assets	**33,994**	42,716
LIABILITIES		
Current liabilities		
Trade accounts payable	**17,136**	17,492
Intercompany payables	**13,503**	14,490
Total liabilities	**30,639**	31,982

	Mar/2006	**Mar/2005**
STATEMENTS OF OPERATIONS		
Revenues		
Data services	**52,898**	48,442
Commissions	**19,462**	23,239
	72,360	71,681
Operating costs and expenses		
Cost of services provided	**(37,010)**	(40,353)
Selling expenses	**(4,073)**	(2,892)
General and administrative expenses	**(4,538)**	(4,313)
Financial expenses, net	**(72)**	(107)
	(45,693)	(47,665)

24. Related Party Transactions (Continued)

The amounts of the transactions with related parties presented in the table above refer to the following businesses:

- Trade accounts receivable and other intercompany receivables in current assets refer primarily to data communication services, integrated solutions and commissions receivable from Telecomunicações de São Paulo S.A. – Telesp, Telefonica International Whole Sale, Telesp Celular S.A. and Telerj Celular S.A..

- Other assets in noncurrent assets refer mainly to accounts receivable that are not related to Company's operations.

- Trade accounts payable and other liabilities refer primarily to the rental of network and infrastructure payable to Telecomunicações de São Paulo S.A. – Telesp, international internet transit services to Telefônica International Whole Sale and Emergia Brasil Ltda., expenses of IT development services to Telefônica Datacorp and also administrative expenses to Cobros Serviços de Gestão Ltda.

- Gross operating revenue refers mainly to data communication services provided by subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. – Telesp, Terra Networks Brasil S.A., Telesp Celular S.A. and Telerj Celular, and also commissions received for management of customers who use voice transmission services on the amount of these services billed by Telesp to its customers.

- Costs of services provided refer primarily to the rental of networks and infrastructure paid to Telecomunicações de São Paulo S.A. – Telesp, and internet links payable to Emergia Brasil Ltda.

- Selling expenses refer mainly to commissions payable to Telesp and call center service to Atento Brasil SA.

- General and administrative expenses refer mainly to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda and expenses relating to billing and collection services to Cobros Serviços de Gestão Ltda.

(In thousands of reais, unless otherwise stated)

25. Insurance (not reviewed by the independent auditors)

The policy adopted by the Company and its subsidiary, as well as the Telefonica Group, is to obtain insurance coverage for all high-risk assets and liabilities of significant amounts, based on management's judgment, according to instructions of the Telefônica S.A. corporate program. The Company fully complies with the Brazilian legislation for retaining insurance policies.

In the first quarter of 2006, insurance expenses totaled R$229 (R$225 in the first quarter of 2005).

The main insurance policies retained by the Company are as follows:

Type	Insured amount
Operating risks (loss of profits)	US$313,472 thousand
Auto liability – vehicles	R$1,000

26. Financial Instruments

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary valued their assets and liabilities considering available market information and proper valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most appropriate realizable value. Consequently, estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated realizable values.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments (Continued)

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that subsidiary Telefônica Empresas S.A. may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, management enters into hedge contracts (swaps) with leading financial institutions.

The subsidiary's indebtedness and results of operations are significantly affected by the exchange rate risk. As of March 31, 2006, part of the subsidiary's debt denominated in foreign currencies was hedged by swap transactions (swaps for CDI). Swap transactions were made to hedge the total debt in foreign currencies. Gains or losses on these transactions to hedge against the financial debt are recorded in the statement of operations, amounting to a consolidated loss of R$16,426. The Company and its subsidiary recorded a provision in the total amount of R$24,540 in current liabilities in order to recognize the temporary losses on these operations. Since these are hedging transactions, the consolidated net loss of R$16,426 on derivative transactions is offset against the foreign exchange gains on debts, in the amount of R$10,742.

The Company's and its subsidiary's net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated			
	Mar/2006		Dec/2005	
	Book value	Market value	Book value	Market value
Liabilities				
Loans and financing	**135,220**	**135,359**	150,274	150,445
Trade accounts payable (i)	**4,717**	**4,717**	8,333	8,333
Foreign exchange swap – short position	**135,220**	**135,359**	150,274	150,445
Net exposure	**(4,717)**	**(4,717)**	(8,333)	(8,333)

(i) Of the trade accounts payable balance in foreign currency, R$3,598 refers to liabilities with affiliated companies.

(In thousands of reais, unless otherwise stated)

26. Financial Instruments (Continued)

a) Exchange rate risk (Continued)

Given the complexity of the process and the immateriality of the results obtained, the Company decided not to renew the hedging of non-financial liabilities in foreign currency. However, this risk exposure has been monitored, and the Company may enter into new hedge contracts if the risk becomes representative or is defined as significant by the Company management.

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering the expected settlement of liabilities or the realization of assets at rates prevailing in the market on the balance sheet date.

For purposes of the accounting practices adopted in Brazil, hedge operations ("swap") are stated on the accrual basis, considering the contractual terms.

b) Interest rate risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to local or foreign interest rate fluctuations, which would affect financial income.

As of March 31, 2006, the Company had R$136,131 in loans and financing (R$151,138 as of December 31, 2005), of which R$135,220 in foreign currency at fixed interest rates (R$150,274 as of December 31 2005) and R$911 in local currency at variable interest rates – CDI (R$864 as of December 31 2005). Although part of the debt has been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to CDI (interbank deposit rates), and therefore the company results are subject to impacts arising from CDI variation. On the other hand, the Company invests the excess cash of R$5,565 (R$10,049 as of December 31, 2005), primarily in short-term instruments subject to CDI variation, thus reducing this risk. The carrying amounts of these financial instruments approximate their market values due to their short-term nature.

26. Financial Instruments (Continued)

c) Credit risk

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the risk of default by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of March 31, 2006, Telefônica Group companies represented approximately 16% of the subsidiary's total accounts receivable.

The Company is also subject to credit risk related to short-term investments and receivables from swap transactions. The Company reduces this exposure by diversification of the credit portfolio among leading financial institutions, based on a strict credit policy.

27. Relevant Event

On March 9, 2006, the Boards of Directors of Telesp and TDBH, both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services ("MCS") of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(i) acquisition of TDBH by Telesp, whereby TDBH's shareholders will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,
(ii) partial spin-off of Telefônica Empresas, with transfer of the MCS activities and assets to Telesp in the regions in which such service is already provided by Telesp.

27. Relevant Event (Continued)

This restructuring process will bring the following benefits to the Companies and their respective shareholders:

(i) Greater administrative, commercial, operational, fiscal and financial efficiency for the data transmission activities developed by Telefônica Empresas, by A. Telecom, and by Telesp;

(ii) Increased marketability of shares, principally for TDBH shareholders, but also for Telesp shareholders; and,

(iii) Cost reduction with the concentration of activities from all companies within a single publicly-traded company, Telesp.

The Extraordinary General Meetings of TDBH, TELESP and Telefônica Empresas were called to be held on April 28, 2006 for resolution of said restructuring proposal.

Since the writ filed by the minority shareholders against TDBH applying for injunctive relief, was granted, the Extraordinary General Meeting of TDBH was authorized by the Judiciary Branch, however, with temporary suspension of its effects until said court decision is reviewed by the Judiciary Branch.

Full documentation of the operation is available to general public at the headquarters of the Companies and at the CVM site.

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
March 31, 2006
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

P&L HIGHLIGHTS	1Q06	4Q05	1Q05	Change 1Q06 x 4Q05	Change 1Q06 x 1Q05
Gross operating revenue	239.119	239.227	210.977	0,0%	13,3%
Net operating revenue	196.040	197.331	174.208	-0,7%	12,5%
Operating expenses	(158.263)	(156.273)	(133.366)	1,3%	18,7%
EBITDA	37.777	41.058	40.842	-8,0%	-7,5%
EBITDA margin (%)	19,3%	20,8%	23,4%	-1,5 p.p.	-4,1 p.p.
Income (loss) from operations	(4.113)	5.658	3.468	-172,7%	218,6%
Pretax income	(3.912)	6.013	3.472	-165,1%	212,7%
Net income (loss)	(49.744)	2.159	959	-2404,0%	5287,1%
Shares outstanding (billions)	1.071,2	1.071,2	1.071,2	0,0%	0,0%
EPS (000)	0,000	0,005	0,011	-104,3%	101,9%

Unaudited data

Highlights

- **Net operating revenues** totaled R$196.0 million in the period January to March 2006. In the quarterly comparative analysis (1Q06 with 4Q05), the decrease reached 0.7%. In comparison with the same prior year period, when they totaled R$174.2 million, there is an increase by R$21.8 million or 12.5%.

EBITDA reached R$37.8 million as for the 1Q06 versus R$41.1 million as for 4Q05 and R$40.8 million as for 1Q05, which represents a decrease of 8.0% and 7.5%. The EBITDA over the 1Q06 reached 19.3% against the 20.8% in 4Q05 and 23.4% in 1Q05.

EBITDA - Annual Comparative Analysis
1Q06 x 1Q05 x 1Q04 x 1Q03
(in thousands of reais)


50.000
40.000
30.000
20.000
10.000
-
37.777
40.842
1Q06
25.344
10.558
1Q06
1Q05
1Q04
1Q03

TELEFÔNICA DATA BRASIL HOLDING S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)
March 31, 2006
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)



EBITDA - Annual Comparative Analysis
1Q06 x 4Q05 x 1Q05
(in thousands of reais)
50.000
40.000
30.000
20.000
10.000
-
37.777
41.058
40.842
1Q06
4Q05
1Q05

The change in EBITDA in 1Q06 is substantially due to the increase in cost of services provided, in services sold and in general and administrative expenses, and is offset against the increase in revenues from business communications and integrated solutions as compared to 1Q05.

- **Net profit (loss)** decreased by R$51.9 million, when compared to 1Q06 x 4Q05, and also by R$50.7 million comparing 1Q06 x 1Q05. The reversal of the tax credits on tax loss carryforwards in March 2006 contributed to this performance.

Revenues Highlights

- **Gross operating revenues** totaled R$239.1 million in the period January to March 2006, R$239.2 million in the period September to December 2005 and R$210.9 million in the period January to March 2005. There was no variance when comparing 1Q06 and 4Q05. The comparison 1Q06 and 1Q05 there was an increase of R$28.1 million. The following services contributed to that performance:

  - **Business communication,** when comparing the accumulated amount in the period January to March 2006 with the same prior year period, a growth of R$26.3 million or 16.4% is observed. The comparison 1Q06 and 4Q05 presents an increase of R$7.0 million or 3.9%, substantially due to the business communication services and internet services.

(In millions of reais, unless otherwise stated)

- **Resale of goods** substantially consist of the sale of materials, network solutions and sale of customized software. When comparing the accumulated amount for the period January to March 2006 with the same prior year period, a decrease of R$0.6 million was observed, as well as a decrease of R$1.9 million, when comparing 1Q06 x 4Q05, notably in customized network software sales.

- **Commissions** substantially consist of revenues from voice service commissions with Telesp. In 1Q06, this balance is R$21.9 million, the same presented in 4Q05 and 1Q05.

- **IT solutions and others** represent revenues from sales of integrated solutions to customers and outsourcing of IT, telecommunications and data center. Those services present a growth of R$2.4 million when comparing the accumulated amount for the period January to March 2006 with the same prior year period. When comparing January to March 2006 with September to December 2005, we observe a decrease of R$5.3 million, or 17.7%.

- **Deductions** referred to taxes, when comparing the accumulated amount for the period January to March 2006 with the same prior year period, present an increase of R$6.3 million or 17.2%, in line with revenues. In the quarterly comparative analysis (1Q06 x 4Q05), there was an increase of R$1.2 million.

(In millions of reais, unless otherwise stated)

Highlights regarding expenses and other operating expenses/ revenues

Operating expenses accumulated in the period January to March 2006, in comparison with the same prior year period, grew by R$24.9 million or 18.7%. In the quarterly comparative analysis (1Q06 X 4Q05), the increase reached R$2.0 million or 1.3%.

Variations are explained through the following items:

- **Payroll expenses** reached 19.1% of net operating revenues in the period January to March 2006, versus 14.7% in the same prior year period, which represented an increase of 4.4 p.p. Payroll expenses in 1Q06 amounted R$37.4 million, following the increase of personnel staff. In 4Q05, they represented 15.5% of net operating revenues, resulting in an increase of 3.6 p.p when compared to 1Q06.

- **Management expenses**, including third party services and infrastructure rent, represented 57.2% of net operating revenues for the period January to March 2006, versus 60.8% in the same prior year period, which means a decrease of 3.6 p.p. In 4Q05, it represented 62.9% of net operating revenues, causing a decrease in comparison with 1Q06 of 5.7 p.p. The main variations referred to Internet Transit - IP Network.

- **Tax expenses** in the period Janury to March 2006, when compared with same prior year period, increased R$6.8 million. In the quarterly comparative analysis (1Q06 x 4Q05), there was an increase of R$6.5 million.

- **Allowance for doubtful accounts** represents 0.3% of net operating revenues for the period January to March 2006, whereas in the same 2005 period it represented 0.5% of net operating revenues. As for the 4Q05 it represented 0.2% of net operating revenues. The Company continues devoting efforts to keep this variable under control.

- **Depreciation** reached R$34.4 million in the period January to March 2006, which represented a growth of R$6.6 million or 23.9%, in comparison with the same prior year period. In the quarterly comparative analysis (1Q06 X 4Q05), the increase amounted to R$ 6.8 million or 24.5%, due to the expansion of the plant in service.

(In millions of reais, unless otherwise stated)

- **Financial results** present a decrease in financial revenues by R$4.4 million and in financial expenses by R$6.6 million, resulting in a financial gain of R$2.1 million, when comparing the accumulated amount for the period January to March 2006 with same prior year period, due to the gain on hedge operations. In the quarterly comparative analysis (1Q06 x 4Q05), there was an increase of R$0.2 million. Since the Company's operating results and indebtedness are significantly affected by risk factor of foreign exchange rate market, the Company enters into hedge agreements with financial institutions in order to reduce the risk of rate fluctuations.

Loans and Financing: On March 31, 2006, the subsidiary had loans and financing totaling R$136.1 million (R$194.1 million as of March 31, 2005), of which R$ 135.2 million were obtained in foreign currency at fixed interest rate (R$190.5 million as for March 31 2005), and R$0.9 million in local currency at a variable interest rate – Interbank Deposit Certificate (CDI) (R$3.6 million at March 31, 2005). When compared to December 31, 2005, the subsidiary had R$151.1 million at December 31, 2005, of which R$150.3 million were obtained in foreign currency at fixed interest rate, and R$0.9 million in local currency at variable interest rate (CDI). Although part of these debts has been obtained in foreign currency at fixed rate, the subsidiary enters into hedge contracts aimed to have these debts linked to local currency, at CDI-based floating interest rates, which makes the Company's results to be impacted by the CDI variation. Also, it is worth mentioning that the Company invests its cash and cash equivalents balance of R$5.6 million (R$16.8 million at March 31, 2005, and R$10.1 million at December 31, 2005), substantially represented by short-term investments, based on the CDI variation, which contributes to mitigate this risk. The book values of those instruments approximate the market values, since they are redeemable in the short-term.

Additional Information

- **Transactions with related parties** – They are conducted under usual market conditions for this kind of operation. The main transactions with related parties, developed by the Company and its subsidiary, refer to telecommunication services rendered and other services, in addition to commissions receivable related to voice services provided by Telesp to the subsidiary's customers, and payable commissions related to data transmission services provided to Telesp customers.

(In millions of reais, unless otherwise stated)

Shareholders' equity – Capital

Subscribed and paid in capital at March 31, 2006 amounted to R$702.9 million, being represented by 358,716,131,431 common and 712,437,254,531 preferred shares, all of them being registered shares with no par value. The Company is authorized as from April 4, 2002 (date when the first Annual General Meeting and the Second Extarordinary General Meeting were held) to increase its capital up to the limit of 1,500,000,000,000 shares, common or preferred, and the Board of Directors is the proper authority to decide the increase and the consequent issuance of new shares, within the capital limit allowed. It is not obligatory to keep the proportion between the number of shares of each type upon capital increases. However, it is necessary to observe that the number of non-voting preferred shares or those with voting restrictions may not exceed 2/3 of the shares issued.

Summarized History

Telefônica Data Brasil Holding S.A. was incorporated on January 30, 2001, as a result of the partial spin off of net assets of Telecomunicações de São Paulo S.A.- Telesp, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A., and amounts receivable from the referred to subsidiary, approved in the Extraordinary General Meeting held on that date. In the process of partial spin off of Telecomunicações de São Paulo S.A. – Telesp, and Company's incorporation, a share of the same type of the new company's capital was assigned to each share held by the Telesp's shareholders, considering the same rights as those of the outstanding shares that were previously held. On May 08, 2001, the Company, upon registration at the Brazilian Securities Commission (CVM), obtained the condition of corporation, listed on the São Paulo Stock Exchange. It is also registered at the Securities and Exchange Commission – SEC, in the USA, and its "American Depositary Shares (ADSs)" – level I are traded on the New York Stock Exchange (NYSE).

At March 11, 2002, the subsidiary Telefônica Empresas S.A. sold the customer assets and contracts related to "Commuted IP" and "Speedy Link" services to Telesp. In view of the fact that Telesp, at the time, depended on Anatel's authorization to provide these services in order to ensure customer service continuity, Telefônica Empresas S.A. leased such equipment and ensured continuity of the services over 2003. Beginning January 2004, once the referred to authorization was obtained, Telesp assumed provision of these services.

Main Objectives

Telefônica Data Brasil Holding S.A., in addition to other objectives, aims at controlling the provision of switched network service packs, as well as other telecommunication services and related activities.

Its subsidiary, Telefônica Empresas, operates all over the country and has the largest data transmission structure of São Paulo State. The Company provides services in 26 states and also in the Federal District. It serves large companies and corporations, by combining communication and information technology with integrated solutions to customers.

The Company's objective is to consolidate itself in the market as a service provider for large companies, which distinguishes it from the traditional telecommunication operators. That must be done by strengthening the Solution service businesses. By understanding the evolution of each market segment, the professionals of Telefônica Empresas may integrate in only one solution the connectivity, data center, applications and outsourcing of services and equipment. They also may, based on the specific needs of a customer, for example, create a service to find people by means of cellular terminals, implement sales teams' automation projects, integrate production networks with different platforms, etc.

Data communication services are necessary for developing innovative projects for large corporate customers. Therefore, Telefônica Empresas becomes each time closer to the customer, and creates long-lasting partnerships, based on its capacity of adding value to the business of large companies.

Subsequent Events

On March 9, 2006, the Boards of Directors of Telesp and TDBH, both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services ("MCS") of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(i) acquisition of TDBH by Telesp, whereby TDBH's shareholders' will receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,
(ii) partial spin-off of Telefônica Empresas, with transfer of the MCS activities and assets to Telesp in the regions in which such service is already provided by Telesp.

Subsequent Events (Continued)

This restructuring process will bring the following benefits to the Companies and their respective shareholders:

(i) Greater administrative, commercial, operational, fiscal and financial efficiency for the data transmission activities developed by Telefônica Empresas, by A. Telecom, and by Telesp;

(ii) Increased marketability of shares, principally for TDBH shareholders, but also for Telesp shareholders; and,

(iii) Cost reduction with the concentration of activities from all companies within a single publicly-traded company, Telesp.

The Extraordinary General Meetings of TDBH, TELESP and Telefônica Empresas were held on April 28, 2006, when the restructuring proposal was approved.

Since the writ filed by the minority shareholders against TDBH applying for injunctive relief, was granted, the Extraordinary General Meeting of TDBH was authorized by the Judiciary Branch, however, with temporary suspension of its effects until said court decision is reviewed by the Judiciary Branch.

Full documentation of the operation is available to general public at the headquarters of the Companies and at the CVM site.

Tables

Table No. 1 contains the statement of operations of TELEFÔNICA DATA BRASIL HOLDING. Table No. 2 presents the balance sheet of TELEFÔNICA DATA BRASIL HOLDING and Table No. 3 shows the loans and financing and also the equity holding data of TELEFÔNICA DATA BRASIL HOLDING.

Note: This published material contains the forecast of future events, which are not facts occurred in the past, and only reflects the expectations of Company Management. Certain terms aim at identifying such forecasts, which undoubtedly involve risks or uncertainties expected or not by the Company. Therefore, the future results of Company operations may differ from the present expectations. The reader should not make decisions based only on the expectations hereby presented. These forecasts only reflect the opinion on the date when they are issued, and the Company does not commit itself to updating them in light of new data or future events.